Baker & McKenzie LLP
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New York, New York 10022, USA

Tel: +1 212 751 5700
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www.bakernet.com
December 7, 2005

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Charito A. Mittelman, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	CRM Holdings, Ltd. Registration Statement on Form S-1 Amendment No. 2 filed November 28, 2005 Registration No. 333-128424
Dear Ms. Mittelman:
CRM Holdings, Ltd. (the “Company”) has requested that we respond to the staff’s comment letter, dated December 6, 2005, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (No. 333-128424) filed on November 28, 2005 (the “Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments.
The Company is submitting herewith Amendment No. 4 to the Registration Statement marked to show changes to the Registration Statement. The Company has complied to the best of its ability with the staff’s comments. The Company has responded to all of the staff’s comments either by amending the Registration Statement or by providing supplemental information as set forth herein.
If possible, the Company respectfully requests any further comments on the Company’s responses and the amended Registration Statement as soon as the Commission deems practicable as the Company desires to commence its roadshow during the course of this week.
The Company’s responses to the comments in the staff’s letter are as follows:
General
1.	Please confirm that you will file a pre-effective amendment with the price range prior to distributing preliminary prospectuses.
The Company confirms that it included the price range for its Common Shares in Amendment No. 3 to the Registration Statement, filed on December 6, 2005.
2.	We note your new disclosure on page 127 that you anticipate that you will undertake a directed share program. Please tell us the mechanics of how and when these shares are offered and sold to investors in the directed share program. Discuss the procedures these investors must follow in order to purchase the offered securities. Please also provide us

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

with copies of all materials to be used in connection with the directed share program.
The “directed share program” described in the Registration Statement is not a formal directed share program. The Company will send a two paragraph letter to certain of its business associates and related persons which will enclose a copy of the red herring prospectus. The letter will invite the recipients to read the prospectus carefully and to contact a broker at KeyBank if they have any interest in opening an account and purchasing securities in the offering. A copy of the proposed form of this letter is enclosed herewith.
Overview, page 1
3.	We note your disclosure on page 3 relating to the new term sheet with NY Marine, including the potential for an increased amount of excess coverage. Please include balancing disclosure regarding the decrease in your premium percentage.
The requested disclosure has been made.
4.	Please revise the tabular presentation on pages 2 and 3 to clarify that “Net Income” represents income before taxes. Also, revise these tables to disclose the pro forma effect for the provision for income taxes.
The tabular presentation has been revised as requested.
Risk Factors
Our revenues may decrease...page 19
5.	We note your response to previous comment 8. It is unclear how you intend to implement the offsetting rate increases to HITNY given that you have previously negotiated a reduced rate of management fees that is presumably still in effect. We understand from disclosure on page 2 that management fees are based on a percentage of premiums charged to members and that the rate increases you reference relate to increases in premiums paid by group members. Please advise.
As described in the Registration Statement, while the Company negotiated a reduction in rates with HITNY, it does not believe that the effect of that rate reduction will materially affect its revenues or net income from the New York groups because the Company anticipates that its revenues and net income from those groups will be favorably impacted by an increase in membership in those groups, as well as by an increase in rates as a result of the increase in manual rates recently authorized by the New York Workers Compensation Board. The Company believes that this favorable impact will more than offset any reduction in revenues or net income as a result of its modified contract with HITNY.
Dividend Policy, page 35

6.	Please include disclosure relating to restrictions imposed by your new term sheet with NY Marine on distributions made by Twin Bridges.
The requested disclosure has been made.
Summary Combined Income Information, page 9; Selected Combined Income Statement Information, page 39
7.	Please revise pages 9 and 39 to disclose the pro forma adjustment for the provision for income taxes and pro forma earnings per share information reflecting the adjustment. Refer to SAB Topic 1.B.2.
The requested revisions have been made.
If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971. The fax number of the undersigned is (212) 310-1771.

Very truly yours,
/s/ Roslyn Tom
Roslyn Tom

cc:	Daniel G. Hickey, Jr. Louis J. Viglotti, Esq. (CRM Holdings, Ltd.)

[RESERVED SHARES]
December __, 2005
Ladies and Gentlemen:
     The Board of Directors of CRM Holdings, Ltd. has authorized an initial public offering of up to 6,000,000 primary and 2,850,000 secondary shares of the Company’s common stock.
     We have reserved up to 300,000 shares to be issued in the offering for allocation to our business associates and related persons who may have an interest in purchasing shares in the offering. You will be eligible to purchase up to 17,000 shares (subject to a minimum of 300 shares), however, the final allocation of shares will be made in the sole discretion of the Company. We cannot assure you that there will be a sufficient number of shares available if you decide to participate in the offering.
     Enclosed is a copy of the preliminary prospectus for the offering. There is no obligation to participate in the offering, however, should you wish to do so, please carefully read the enclosed preliminary prospectus. If you would like more information about the offering, you should contact [KeyBanc Capital Markets contact name] at 1-[800-xxx-xxx][to be filled in by KeyBanc Capital Markets], or by email at [KeyBanc Capital Markets e-mail address], as soon as possible.
     On behalf of the directors, management and staff, we would like to thank you for the support you have shown us in the past.

Sincerely, Dan Hickey Co-Chief Executive Officer And Chairman of the Board

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-8[XX-XXX-XXXX].